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                                                                       Exhibit 4

                                AMENDMENT NO. 2
                                       TO
                    THE FIRST AMERICAN FINANCIAL CORPORATION
                              401(k) SAVINGS PLAN

   In response to the IRS requests for amendments to The First American Financial Corporation 401(k) Savings Plan (Effective as of January 1, 1995) (hereinafter referred to as the "Plan") in connection with the determination letter application on the Plan's initial qualification, the following amendments are made to the Plan. These amendments are effective as of January 1, 1995.

   1. The lead-in to the first sentence of Plan section 2.1(q), relating to the definition of "Highly Compensated Employee," is amended to read as follows:

             (q) "Highly Compensated Employee" means an Employee described in
                  ---------------------------
        Code section 414(q) and includes any Employee of the Company or an Affiliate who, during the determination year, which is the Plan Year for which the determination of Highly Compensated Employees is being made, or during the look-back year, which is the 12-month period immediately preceding the determination year:

   2. Plan section 4.7, relating to refunds of excess Pretax Deferrals, is amended by deleting the last sentence in the third paragraph and by inserting a new fourth paragraph before the existing fourth paragraph to read as follows:

             Excess Pretax Deferrals distributed under Plan section 4.7 for any Plan Year shall be reduced by the excess Pretax Deferrals previously distributed under Plan section 4.2 for the taxable year of the Participant that ends in the same Plan Year. Similarly, excess Pretax Deferrals distributed under Plan section 4.2 for the Participant's taxable year shall be reduced by the excess Pretax Deferrals previously distributed under this Plan section 4.7 for the Plan Year beginning in the same taxable year of the Participant.

   3. Plan section 5.2, relating to overall conditions on Matching Contributions, is amended in its entirety to read as follows:

             5.2 Overall Conditions on Matching Contributions.
                 --------------------------------------------

             Notwithstanding any Plan provision to the contrary, any Matching Contribution (including any investment gain attributable thereto) which relates to an excess Pretax Deferral under Plan section 4.2 shall be forfeited and any Matching Contribution (including any investment gain attributable thereto) which relates to an excess Pretax Deferral under Plan section 4.6 shall be forfeited (if forfeitable) or distributed. These corrective steps shall be taken within 12 months after the end of the Plan Year to which such Matching Contributions relate. The forfeited or distributed amounts shall not be treated as a Matching Contribution with respect to the Participant for the Plan Year.

   4. Except as amended above, the Plan as in effect prior to this amendment shall continue unchanged.

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   IN WITNESS WHEREOF, the First American Financial Corporation has caused its duly authorized officers to execute this Plan amendment on this 13th day of May, 1997.

                            THE FIRST AMERICAN FINANCIAL CORPORATION


                            By   /s/ Parker S. Kennedy
                                 ---------------------

                            Its  President
                                 ---------------------


                            By   /s/ Mark R Arnesen
                                 ---------------------

                            Its  Secretary
                                 ---------------------


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